UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No ☒

Azul Announces Order for Five Airbus A330-900neo

New aircraft to strengthen international flights to the U.S. and Europe with deliveries starting in late 2018

São Paulo, September 21, 2017 - Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL) today announces an order for five next-generation Airbus A330-900neo widebody aircraft from Avolon, an international aircraft leasing company. With deliveries starting in late 2018, the A330neo will further strengthen our international flights to the U.S. and Europe, and will also allow us to explore select new destinations.

Azul will be the only airline in South America and one of the first in the world to operate this type of aircraft, which will come with 298 seats, 27 more than the current A330s in a high-density configuration. The cabin interior will be divided into 34 business class, 108 Economy Extra, and 156 Economy seats. The A330neo will come with the most advanced passenger cabin today dubbed “Air Space by Airbus”, bringing together an enhanced experience for passengers and optimum performance based on comfort, ambience, service and design. Moreover, the A330neo reduces fuel consumption by 14% per seat compared to the current model, making it the most cost efficient, medium range widebody aircraft in the market.

“We are very excited to start growing again. These new planes will play a key role in the expansion of our international markets supporting our strategy of having a modern and fuel-efficient fleet,” celebrates John Rodgerson, Azul’s CEO.

"The A330neo's builds on the A330’s proven economics, versatility and reliability while reducing fuel consumption by a further 14 per cent per seat," said Rafael Alonso, President of Airbus Latin America and the Caribbean. "We take great pride in Azul continuing to put their trust in our most efficient single and twin-aisle product families, allowing them to further expand their fleet with minimum change benefiting from our fleet commonality, which is unique to Airbus."

"We are delighted to partner with Azul to agree to the future delivery of five Airbus A330-900neo aircraft. These aircraft offer Azul the latest in fuel saving technologies combined with best-in-class comfort, reliability and operational efficiency. This agreement demonstrates the strong market demand for young, fuel-efficient, modern technology aircraft which is central to Avolon’s portfolio offering,” added Felipe Campos, Head of Latin America at Avolon.

Azul is the second largest airline in Brazil offering international flights, with an average of 15 daily flights to South America, the United States and Europe.

Avalon is a part of the same economic group as Hainan Airlines Holding Co., Ltd., a shareholder of Azul, holding 22.0% of Azul’s economic interest, which has appointed three directors to Azul’s board of directors. Azul carried out an extensive pricing process with the main players in the international aircraft leasing market, including Avolon’s competitors. Upon completion of this process, the transaction with Avolon presented the best terms and conditions for Azul. This transaction has been completed on arms’ length terms that would be applicable in transactions with third parties.

Airbus A330neo

The A330-800neo and the A330-900neo are two new members of the Airbus widebody family launched in July 2014 with first deliveries scheduled to start in the third quarter of 2018. The A330neo incorporates the latest generation of Rolls-Royce Trent 7000 engines, aerodynamic enhancements and new cabin features. Benefitting from the excellent economics, versatility and high reliability of the A330, the A330neo reduces fuel consumption by 14% per seat, making it the most cost efficient, medium range widebody aircraft on the market. In addition to greater fuel savings, A330neo operators will also benefit from a range increase of around 400 nautical miles and of course all the operational commonality advantages of the Airbus family.

About Azul

Azul (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 739 daily flights to 102 destinations. With a fleet of 123 aircraft and more than 10,000 crewmembers, the company has a network of 202 non-stop routes as of June 30, 2017. Among other awards, Azul was named third best airline in the world by TripAdvisor Travelers' Choice in 2017, best low cost carrier in South America for the seventh consecutive time by Skytrax in 2017, and was also considered the best regional leader in 2016 by Flight Airline Business. For more information visit: www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

This material fact includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 21, 2017

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer